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House of Clay, LLC

Pottery Studio and Gallery

Overland Park, KS
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
House of Clay, LLC is seeking investment to open a new pottery studio, gallery, coffee bar. In our inviting sanctuary, friendships will intertwine, skills will flourish, and artistic spirits will ignite.
First Location
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INVESTOR PERKS

House of Clay, LLC is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Coffee Mug
Invest $500 or more to qualify. 50 of 50 remaining

To show our appreciation for your investment we will send you a wheel thrown mug from our studio.

Serving Bowl
Invest $1,000 or more to qualify. 25 of 25 remaining

To show our appreciation for your investment we will send you a wheel thrown serving bowl from our studio.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Augie Echeandia
Owner

In 2016, I discovered not only the joy of shaping clay, but also the power of community it fostered. Sharing my passion led me to sell my work four years ago, and the connections formed have been as enriching as the clay itself. Each piece I create is a bridge, connecting me to the pot and the person who takes it home. House of Clay is my invitation to you to join the conversation, feel the warmth of the kiln, and discover the magic of clay together.

This is a preview. It will become public when you start accepting investment.
Our Offerings

By offering a comprehensive range of pottery classes, workshops, and memberships, locally created art, and a cafe serving coffee and tea drinks and delicious baked goods, we aim to provide a fulfilling experience for our target market. We strive to inspire creativity, foster artistic growth, and create a welcoming space where individuals can connect, explore, and appreciate the beauty art provides.

Pottery Classes: We will provide a variety of pottery classes tailored to different skill levels, including beginners, intermediate, and advanced. Our classes cover various techniques such as wheel throwing, hand-building, glazing, and surface decoration. Each class will be led by experienced instructors who offer personalized instruction and guidance to help students develop their pottery skills and unleash their artistic potential.

Memberships: To further nurture our community of pottery enthusiasts, we offer memberships that provide storage space and access to our studio during designated hours. Members can use our equipment and facilities to work on their own pottery projects, experiment with different techniques, and collaborate with other members. Membership benefits also include exclusive discounts on gallery art purchases, coffee bar offerings, and priority registration for workshops and special events.

Workshops and Events: In addition to regular pottery classes, we organize workshops and special events that cover specific pottery techniques, guest artist sessions, and themed creative sessions. These workshops provide opportunities for participants to delve deeper into their artistic journey, learn from renowned artists, and explore new pottery styles and methods. Our events also serve as social gatherings that foster connections among our community members.

Pottery Supplies: We will maintain an inventory of pottery supplies, such as clay, glazes, and tools for sale. These products will primarily be sold to members or individuals participating in our classes and workshops, allowing them to fully express themselves through their work.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
The Space

House of Clay offers creative expression, curated exhibitions, and comfortable respite. Come explore, experience, and embrace the artistic spirit.

Studio: The rear of the store is the creative center that houses a well-equipped pottery studio boasting high performance wheels, electric kilns, clay processing tools, and a glazing station. Ergonomic workstations optimize comfort, while ample storage keeps supplies readily accessible. Efficient ventilation systems ensure air quality, and strategic lighting will illuminate every detail. The layout will foster both independent focus and collaborative flow.

Gallery: Enter the store and step into a modern rustic showcase of locally curated pottery, paintings, woodworking and more. Strategically placed spotlights transform the display fixtures into elegant platforms for diverse handcrafted artworks. Informative plaques provide insights into each artist's inspiration and process, while clear pricing facilitates informed purchases. This is a celebration of creativity, a space to discover unique treasures and connect with artistic minds.

Coffee Bar: Refuel and reconnect after your artistic journey. The coffee bar will invite you with its aromatic brew and tempting pastries. Order your preferred beverage at the welcoming counter, then choose a spot among the cozy nooks nestled amidst the artworks or settle at one of the stylish tables scattered throughout the gallery. Enjoy a moment of pause and immerse yourself in the beauty surrounding you.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Location

Overland Park, Kansas, beckons as the ideal home for our vision – a vibrant hub where creativity takes center stage, nurtured by the warmth of handcrafted ceramics, fresh coffee, and a welcoming community. Within this thriving city, we see our pottery studio, gallery, and coffee bar flourishing as a destination for artistic exploration, shared passions, and delicious indulgence.

A Community Shaped by Clay:

Overland Park's diverse population of 195,249 (2021), encompassing families, young professionals, and established residents, presents a perfect audience for our multifaceted space.

The city's high median household income of $92,769 (2021) suggests a clientele with disposable income to invest in handcrafted art and experiences.

Existing art studios and galleries demonstrate a community actively engaged in artistic pursuits, eager for a space to further explore their creativity.

A Buzzing Downtown Location:

We envision our haven nestled within Downtown Overland Park, a district already abuzz with foot traffic and buzzing with energy.

Proximity to shops, restaurants, and cultural events ensures our space becomes a natural extension of the vibrant downtown experience.

Convenient access to plentiful parking caters to residents and visitors alike, fostering a sense of accessibility and inclusivity.

Space for Connection:

Our ambition goes beyond pottery wheels and coffee beans.

We dream of a space that fosters connection, where aspiring artists can find guidance, seasoned ceramists can share their passion, and coffee lovers can gather in a warm ambiance.

Overland Park's strong community spirit provides fertile ground for our vision. Partnering with local organizations and artists strengthens our ties and expands our reach, creating a truly collaborative space.

Events like pottery workshops, open mic nights, and art exhibitions will transform our haven into a dynamic platform for expression and shared experiences.

A Canvas for Inspiration and Collaboration:

Our gallery will serve as a vibrant showcase for local ceramic artists, promoting their work and fostering appreciation for handcrafted creations.

The aroma of freshly brewed coffee will permeate the air, creating a welcoming atmosphere for conversations, collaborations, and moments of creative inspiration.

With open studio spaces and accessible classes, we empower individuals of all skill levels to explore their inner potter, fostering a sense of personal accomplishment and community engagement.

This is a preview. It will become public when you start accepting investment.
Target Market

Overland Park offers a flourishing environment for our pottery studio cafe concept. Its culturally engaged population and rising interest in immersive activities present a fertile ground for attracting individuals seeking connection through ceramics. The burgeoning trend of experiential pursuits and the yearning for social interaction form a favorable market landscape for our studio. We have identified four distinct segments.

Beginners who are new to pottery and eager to learn the basics. They are looking for introductory classes that provide hands-on guidance and a friendly atmosphere.

Experienced potters and artists who are seeking opportunities to further develop their skills and engage with a community of like-minded individuals. They are interested in studio memberships and advanced workshops.

Coffee lovers looking for an inviting place to relax and connect with friends new and old while sharing a warm latte and delicious pastry.

Art enthusiasts looking for unique decor items or gifts. These people value handcrafted works of art that are created by individuals in their community.

This is a preview. It will become public when you start accepting investment.
Use of Funds

House of Clay is seeking a total funding of $85,000 to launch its studio. The capital will be used for funding capital expenditures, marketing expenses and working capital.

Store Design and Build: approximately $40,000

Furniture, Fixtures and Equipment: approximately $28,000

Working Capital: approximately $10,462

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Investor Perk Items

Here are images of the two perk items we are offering. We do have a few color options for the bowl as seen on the mugs. You can let us know what you glaze you would like.

This is a preview. It will become public when you start accepting investment.

Serving Bowl

This is a preview. It will become public when you start accepting investment.

Coffee Mug

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build out $40,000

Equipment $28,800

Operations $10,462

Mainvest Compensation $5,738

Total $85,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$143,470	$256,811	$274,787	$288,526	$297,181
Cost of Goods Sold	$50,930	$91,164	$97,545	$102,422	$105,494
Gross Profit	$92,540	$165,647	$177,242	$186,104	$191,687

EXPENSES

Operating Profit	$92,540	$165,647	$177,242	$186,104	$191,687

This information is provided by House of Clay, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

2024 Balance Sheet

HouseOfClayBusinessPlan.pdf

Investment Round Status

Target Raise $85,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 22nd, 2024

Summary of Terms

Legal Business Name House of Clay LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 8%-11.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No operating history

House of Clay LLC was established in January 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the House of Clay LLC's fundraising. However, House of Clay LLC may require additional funds from alternate sources at a later date.

Forecasted milestones

House of Clay LLC forecasts the following milestones:

Secure lease in Overland Park KS by May 2024.

Hire for the following positions by Oct 2024: Studio Manager

Achieve $256,160 revenue per year by 2025.

Achieve $64,887 profit per year by 2025.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of House of Clay LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

House of Clay LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. House of Clay LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from House of Clay LLC's core business or the inability to compete successfully against the with other competitors could negatively affect House of Clay LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in House of Clay LLC's management or vote on and/or influence any managerial decisions regarding House of Clay LLC. Furthermore, if the founders or other key personnel of House of Clay LLC were to leave House of Clay LLC or become unable to work, House of Clay LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which House of Clay LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, House of Clay LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

House of Clay LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If House of Clay LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt House of Clay LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect House of Clay LLC's financial performance or ability to continue to operate. In the event House of Clay LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither House of Clay LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

House of Clay LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and House of Clay LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although House of Clay LLC will carry some insurance, House of Clay LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, House of Clay LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect House of Clay LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of House of Clay LLC's management will coincide: you both want House of Clay LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want House of Clay LLC to act conservative to make sure they are best equipped to repay the Note obligations, while House of Clay LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If House of Clay LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with House of Clay LLC or management), which is responsible for monitoring House of Clay LLC's compliance with the law. House of Clay LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if House of Clay LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if House of Clay LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of House of Clay LLC, and the revenue of House of Clay LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of House of Clay LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by House of Clay, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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